FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

APPROVED RADIO AD. FINAL FOR PRODUCTION

SOUND	SCRIPT
(FEMALE SENIOR CITIZEN)	EVERY MONTH IS A JUGGLING ACT. FOOD. MEDICINE. BASIC NECESSITIES. SOMETIMES I HAVE TO CHOOSE AND IT’S JUST NOT FAIR.

NARR: (MALE VOICE)

AMERICANS NEED HELP TO COPE WITH THE RISING COST OF PRESCRIPTION DRUGS.

BY MERGING AS ONE COMPANY, EXPRESS SCRIPTS AND MEDCO WILL MAKE MEDICINES SAFER — AND MORE AFFORDABLE — WHILE IMPROVING HEALTH OUTCOMES FOR MILLIONS OF PATIENTS NATIONWIDE.

(MALE SENIOR CITIZEN)	I TAKE FOUR PRESCRIPTIONS. IT COSTS A LOT.

NARR: (MALE VOICE)	EXPRESS SCRIPTS AND MEDCO DRIVE DOWN COSTS BY NEGOTIATING WITH DRUG COMPANIES AND PHARMACIES, SO YOU CAN AFFORD THE MEDICINES YOU NEED.

(FEMALE SENIOR CITIZEN)	I’M ON A FIXED INCOME. IS ANYBODY LOOKING OUT FOR ME?

NARR: (MALE VOICE)

WE ARE. TOGETHER, EXPRESS SCRIPTS AND MEDCO CAN MORE EFFECTIVELY HELP SLOW SKYROCKETING HEALTH CARE COSTS.

EXPRESS SCRIPTS AND MEDCO: THE RIGHT MERGER AT THE RIGHT TIME FOR THE RIGHT BENEFITS. MOVING FORWARD TOGETHER, EXPRESS SCRIPTS AND MEDCO WILL IMPROVE HEALTHCARE IN AMERICA.

FOR MORE: VISIT WWW.BETTERRXCARE.COM.

PAID FOR BY EXPRESS SCRIPTS AND MEDCO HEALTH SOLUTIONS

Text Ads for Politico Pulse Email Newsletter (Dec 5-9)

Monday, December 5:

INLINE AD:

**A message from Express Scripts and Medco: The status quo – skyrocketing healthcare costs – is unacceptable. More of the same won’t do. The country needs game-changing ideas, and a combined Express Scripts and Medco is poised to deliver. Find out how at www.betterrxcare.com **

FOOTER AD:

**A message from Express Scripts and Medco: How can Americans save more than $400 billion each year? By taking a high quality, lower cost generic equivalent for brand name drugs. By using lower cost pharmacy options to fill their prescriptions. And by staying on their doctor-prescribed medicines. Working together, Express Scripts and Medco will help all Americans save money and improve their health. Find out how at www.betterrxcare.com **

Tuesday, December 6:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: Follow @ExpressScripts for insights into how the Express Scripts / Medco merger will lower healthcare costs and improve patient outcomes. **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: As a combined company, Express Scripts and Medco will collaborate with healthcare professionals — driving higher levels of innovation across healthcare. The merger accelerates our ability to address inefficiencies and buffers working families from the rising cost of prescription drugs. To learn how, follow us on Twitter at @ExpressScripts or visit us at www.betterrxcare.com

Wednesday, December 7:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: The right merger. The right time. The right benefits. Express Scripts and Medco help make medicine safer and more affordable. Learn more: www.betterrxcare.com **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: Pharmacy benefit managers like Express Scripts and Medco are part of the solution to lowering prescription drug costs in America. Our innovative strategies and solutions eliminate billions of dollars in wasteful healthcare spending. We make medicines more affordable for consumers, offering average savings of 27% on branded medications and 53% on generic drugs. Our proven clinical and patient-engagement programs ensure patients follow their doctor’s orders. We’re applying advanced technologies to eliminate prescription errors. Improved Safety. Better Health. Lower Cost. Find out more about how we’re helping save money and help people live better lives: www.betterrxcare.com **

Thursday, December 8:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: Our 4,000 pharmacists focus on revolutionizing the prescription drug benefit, delivering personalized care through innovation – and our pharmacists are available 24 hours a day, every day. Better care. Lower cost. Find out how at www.betterrxcare.com **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: With more than 4,000 pharmacists on staff, Express Scripts and Medco know pharmacy – and we understand the priorities and needs of the retail pharmacists who are our partners in providing care to millions of patients nationwide. Our payment processing systems allow retail pharmacists more time to spend counseling patients instead of filling out forms. And our systems monitor for interactions and help to eliminate medication errors – bringing the latest technology and innovation to even the smallest local pharmacy in a far-away outpost. Safety. Efficiency. Innovation. Lower Cost. Find out more at: www.betterrxcare.com **

Friday, December 9:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: The merger of our two companies is about you. Your safety. Your Health. And your wallet. We will accelerate our ability to apply innovative solutions to more effectively address America’s healthcare challenges. Learn more at: www.betterrxcare.com. **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: We work every day to make medicines safer and more affordable. Moving forward as one company, Express Scripts and Medco will continue to do what’s right for America – one patient at a time. Find out more at www.betterrxcare.com **

Prescription for a healthier America.

Working together, Express Scripts and Medco will combine our complementary strengths to deliver innovative solutions that help lower the cost of prescription drugs for millions of people. Moving forward as one company, we’ll continue doing what’s right for America.

The right merger. The right time. The right benefits.

For more information, visit BetterRxCare.com

© 2011 Express Scripts, Inc. All Rights Reserved 11-2576

Americans are asking for help with the

rising cost of prescription drugs.

Moving forward as one company, Express Scripts and Medco will continue to make medicines safer and more affordable while improving health outcomes for those we serve. By driving waste and inefficiency out of the healthcare system, we eliminate billions in unnecessary costs and provide the quality care our patients deserve. Together, we’ll continue doing what’s right for America.

The right merger. The right time. The right benefits.

For more information, visit BetterRxCare.com

© 2011 Express Scripts, Inc. All Rights Reserved. 11-XXXX

Americans are asking for help with the

rising cost of prescription drugs.

Moving forward as one company, Express Scripts and Medco will continue to make medicines safer and more affordable while improving health outcomes for those we serve. By driving waste and inefficiency out of the healthcare system, we eliminate billions in unnecessary costs and provide the quality care our patients deserve. Together, we’ll continue doing what’s right for America.

The right merger. The right time. The right benefits.

For more information, visit BetterRxCare.com

© 2011 Express Scripts, Inc. All Rights Reserved. 11-XXXX

* * *

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC, which was declared effective on November 15, 2011. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus of Medco and Express Scripts contained therein (including all amendments or supplements to it) because they contain important information. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 15, 2011, the SEC declared effective the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding. On November 18, 2011, Express Scripts, Medco and Aristotle Holding commenced mailing of the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and other relevant materials, and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and the amendments and supplements thereto.